MILBERG WEISS BERSHAD
HYNES & LERACH LLP




WILLIAM S LEARCH (68581)
DARREN J ROBBINS (168593)
600 West Broadway, Suite 1800
San Diego, CA 92101
Telephone 619/231-1058


CAULEY & GELLER, LLP
PAUL J. GELLER
One Boca Place, Suite 421A
2255 Glades Road
Boca Raton, FL 33431
Telephone 561/750-3000

Attorneys for Plantiff


                   SUPERIOR COURT OF THE STATE OF CALIFORNIA
                             COUNTY OF SANTA CLARA


GEORGE REYNOLDS, On Behalf of Himself  | BY FAX
and All Others Similarly Situated,     | Case No.
                                       |
                     Plantiff,         | CLASS ACTION
                                       | ------------
            vs                         | COMPLAINT FOR BREACH OF
BUSINESS RESOURCE GROUP, HARRY S.      | FIDUCIARY DUTY
ROBBINS, JOHN W. PETH, BRIAN D.        |
McNAY, JEFFREY D. TUTTLE and DOES 1-   |
25, inclusive,                         |
                                       |
                    Defendants.        |
                                       |DEMAND FOR JURY TRIAL
------------------------------------------------------------------

                     COMPLAINT FOR BREACH OF FIDUCIARY DUTY

    Plantiff, by his attorneys, alleges as follows.

                             SUMMARY OF THE ACTION

     1. This is a stockholder class action brought by plantiff on behalf of the holders of Business Resource Group ("BRG" or the "Company") common stock against BRG and its directors arising out of defendants' efforts to complete a management-led buyout ("MBO")of BRG at a grossly inadequate and unfair price and their efforts to provide certain insiders and directors with preferential treatment at the expense of, and which is unfair to, the public shareholders.

     2.   On March 31, 2000, BRG announced that the CEO and President (John W
Peth) together with three of its senior officers had submitted an offer to the BRG Board to purchase the outstanding shares of BRG for $9.25 per share (the "Acquisition").

     3. In pursuing the unlawful plan to cash out BRG's public stockholders for grossly inadequate consideration, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants' breaches of their fiduciary duties of loyalty, due care, independence and good faith and fair dealing.

     4. In fact, instead of attempting to obtain the highest price reasonably available for BRG for its shareholders, the Individual Defendants spent a substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of Perth.

     5. In essence, the proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of BRG to one buyer and one buyer only on terms preferential to Peth and to subvert the interests of the plaintiff and the other public stockholders of BRG Plaintiff seeks to enjoin the proposed transaction or, alternatively, rescind the transaction in the event that the transaction is consummated.

                             JURISDICTION AND VENUE


     6. This Court has jurisdiction over BRG because BRG conducts business in California and is a citizen of California, as its principal place of business is in San Jose, California and is incorporated in California. Likewise, certain of the Individual Defendants, including defendants Peth, Tuttle and McNay are citizens of California. This action is not removable.

                     COMPLAINT FOR BREACH OF FIDUCIARY DUTY

     7. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

                                    PARTIES

     8. Plaintiff George Reynolds is a resident and citizen of Tulsa, Oklahoma and at all times relevant hereto, was a shareholder of BRG.

     9. Defendant BRG is a corporation organized and existing under the laws of the State of California with its principal place of business located in San Jose, California. BRG operates in this County as a provider of workspace service: and products to businesses. The Company markets a variety of new office workstation products, refurbished office systems furniture, and related services such as management outsourcing and consulting services, computer-aided facilities management, computerized space planning and design, move management, and installation.

     10.   Defendant Harry S. Robbins ("Robbins") is a director of BRG.

     11. Defendant Brian D. McNay ("McNay") is a director and Executive Vice President of Sales for BRG.

     12. Defendant John W. Peth ("Peth") is a director and the President and Chief Executive Officer of BRG.

     13. Defendant Jeffrey D. Tuttle ("Tuttle") is Executive Vice President of Marketing and a director of BRG.

     14. The defendants named above, Robbins, Peth, McNay and Tuttle, are sometimes collectively referred to herein as the "Individual Defendants."

     15. The true names and capacities of defendants sued herein under California Code of Civil Procedures ss. 474 as Does 1 through 35, inclusive, are presently not known to plantiff, who therefore sues these defendants by such fictitious names. Plantiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

                     COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Defendants' Fiduciary Duties

     16. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation's assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation's shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that.

          (a) adversely affects the value provided to the corporation's shareholders;

          (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets,

          (c) contractually prohibits them from complying with theit fiduciary duties;

          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders; and/or

          (e) will provide them preferennal treatment at the expense of, or separate from, the public shareholders.

     17. In accordance with their duties of loyalty and good faith, the defendants as directors and/or officers of BRG are obligated to refrain from;

          (a) participating in any transaction where the directors' or officers' loyalties are divided;

          (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

     18. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Acquisition, violated the fiduciary duties owned to plantiff and the other public shareholders of BRG, including their duties of loyalty, good faith and independence, insofar as they

                     COMPLAINT FOR BREACH OF FIDUCIARY DUTY
stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class.

     19. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

                            CLASS ACTION ALLEGATIONS

     20. Plaintiff brings this action pursuant to ss.382 of the California Code of Civil Procedure on his own behalf and as a class action on behalf of all holders of BRG stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

     21.   This action is properly maintainable as a class action.

     22. The Class is so numerous that joinder of all members is impracticable. According to BRG's SEC filings, there were more than [??] million shares of BRG common stock outstanding as of April 30, 2000.

     23. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

                (a) whether defendants have breached their fiduciary duty of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

                (b) whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition,

                (c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Acquisition;

                     COMPLAINT FOR BREACH OF FIDUCIARY DUTY

        (d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of BRG,

        (e) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing,

        (f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets,

        (g) whether the Acquisition compensation payable to plaintiff and the Class is unfair and inadequate, and

        (h) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

     24. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interest adverse to the Class.

     25. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

     26. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

     27. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

     28. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                            THE PROPOSED ACQUISITION

     29. BRG provides workspace services and products to businesses. The Company markets a variety of new office workstation products, refurbished office systems furniture, and related services

                     COMPLAINT FOR BREACH OF FIDUCIARY DUTY
such as management outsourcing and consulting services, computer-aided facilities management, computerized space planning and design, move management and installation.

     30. On January 6, 2000, BRG announced it intended to explore strategic alternatives to enhance shareholder value. The press release associated with the announcement stated in part,

               SAN JOSE, Calif -- Jan. 6 2000 -- Business Resource Group (BRG), a leading provider of total workspace solutions, today announced that its board of directors has engaged the investment banking firm of Huntington Holdings, Inc. to explore various strategic and financial alternatives for maximizing shareholder value. Such alternatives may include, but are not limited to, a merger, a strategic alliance, the infusion of additional equity, or an affiliation with a strategic partner. There can be no assurance that a transaction will result from the process.

               John W. Peth, president and chief executive officer, commented. "The management team of BRG is pleased with the progress that it has made to date and is committed to continue leading the company to achieve its long-term growth and profit objectives. We believe it is in the best interests of BRG shareholders to explore a wide range of strategic alternatives in order to more aggressively expand our operations and capitalize on the market opportunities available to BRG. Our goal in this process is to maximize shareholder value by strengthening our position as a leading supplier of total workspace solutions, which we believe will also enhance career opportunities for our employees."

     31. On February 24, 2000, BRG reported record quarterly revenues of $40.7 million and a net earnings increase of 195% to $1.1 million. The press release associated with the report stated in part,

               SAN JOSE, Calif. --Feb. 24, 2000 -- Business Resource Group
          (BRG), a leading provider of total workspace solutions, today announced total net revenues for the first quarter of fiscal 2000 of $40.7 million, an increase of 57% over fiscal 1999 first quarter net revenues of $26.0 million. In addition, the Company reported net income for the first quarter ended January 31, 2000 of $1,066,000, an increase of 195% over the net income of $36,000 reported in the first quarter fiscal 1999 Diluted earnings per share for the first quarter of fiscal 2000 were $0.19 per share, an increase of 171% over the $0.07 per share reported for the first quarter of fiscal 1999

                                     * * *

               "We are pleased with the Company's revenue growth and the improvement in our operating performance for the first quarter of fiscal 2000," commented John W. Peth, president and chief executive officer of BRG. "In addition to establishing a new quarterly record for revenues, it marks the seventh consecutive quarter of double digit earnings growth from the Company. We believe that these operating results demonstrate that BRG's value proportion of providing customers with single-sourced workspace solutions continues to be well received in the marketplace and provides us with a platform for future success."

                     COMPLAINT FOR BREACH OF FIDUCIARY DUTY

     32. On May 25, 2000, BRG reported record quarterly revenues and earnings, a revenue increase of 62% and a net earnings increase of 122%. The press release associated with the report stated in part.

               SAN JOSE, Calif., May 25, 2000 -- Business Resource Group (BRG), a leading provider of total workspace solutions, today announced total net revenues for the second quarter of fiscal 2000 of $47.7 million, an increase of 62% over fiscal 1999 second quarter net revenues of $29 million. In addition, the Company reported net income for the second quarter ended April 30, 2000 of $1,252,000 an increase of 122% over the net income of $663,000 reported in the second quarter fiscal 1999. Diluted earnings per share for the second quarter of fiscal 2000 were $0.21 per share, an increase of 91% over the $0.11 per share reported for the second quarter of fiscal 1999.

                                     * * *

               "We are extremely pleased with the Company's continuing trend of significant growth in revenue and earnings for both the second quarter and the first six month of fiscal 2000," commented John W. Peth, president and chief executive officer of BRG. "In addition to establishing a new quarterly record for revenues and net earnings, this quarter represents the eighth consecutive quarter that we have achieved double digit growth in both revenues and earnings. We believe that these operating results continue to validate the acceptance of BRG's value proposition in the market place."

     33. On July 20 2000, BRG announced that a management group formed by Peth, its President and Chief Executive Officer, had submitted an offer to BRG wherein Peth and other management proposed to pay shareholders of BRG the sum of $9.25 in cash for each share they own of BRG. The press release, stated in part:

               NEW YORK, July 10 --BRG Acquisition Corporation and Business Resource Group today jointly announced that they have executed a definitive merger agreement under which BRG Acquisition Corporation will commence a cash tender offer to acquire all of the outstanding shares of Business Resource Group, other than those owned by BRG Acquisition Corporation or its affiliates at the expiration of the offer, for $9.25 per share. The tender offer is scheduled to expire at 5:00 p.m., New York City time, on August 7, 2000.

                                     * * *

               In connection with the transition, the chief executive officer and three other senior officers of Business Resource Group have agreed to maintain an equity interest in the company after the completion of the transaction and have entered into employment agreements with BRG. Acquisition that will take effect when the merger is completed.

               John W. Peth, Business Resource Group president and chief executive officer stated "We believe that this transaction provides significant value to our existing stockholders. In addition, we are very excited about our new partnership with Three Cities. We believe that this relationship will enhance our company's market position and provide additional resources to help meet our long-term strategic objectives."

                     COMPLAINT FOR BREACH OF FIDUCIARY DUTY

                                  SELF-DEALING

     34. The self-dealing, conflicts of interest and conduct harmful to the interests of the shareholders results from at least the following

                (a) The $9.25 price offered to the public shareholders is inadequate.

                (b) It is in Peth's interest to buy the public's shares at the lowest possible price, $9.25. The realizable value from growth and a recovery of the Company's historic performance is far in excess of $9.25 per share. The $9.25 per share price does not reflect this fact nor the fact that the offer is a substantial discount to where BRG stock traded in the past months.

                (c) The BRG Board is fraught with conflicts. It consists of, and is controlled by, Peth, Tuttle, and McNay, who control approximately 38% of the outstanding shares.

                (d) While Peth was exploring personal opportunities to buy out BRG, the conflicted Board did not search for competitive suitors in compliance with its fiduciary obligation to do so.

     35. The Acquisition is designed to essentially freeze BRG's public stockholders out of a large portion of the valuable assets which have produced, and defendants expect will continue to produce, substantial revenue and earnings, and these assets are being sold for grossly inadequate consideration to Peth.

     36. The price of $9.25 per share which Peth proposes to pay to Class members is grossly unfair and inadequate because, among other things

                (a) The announcement of the proposed Acquisition was made at a time when the Company's stock price was trading below where it had traded in the month prior, and

                (b) The defendants timed the announcement of the Acquisition to place an artificial cap on the price for BRG's stock to enable them to acquire the stock at the lowest possible price.

     37. If the Acquisition is consummated, plaintiff and the other members of the Class will no longer own shares in a "growth" company, but rather will be cashed out of their BRG shares for just $9.25 per share.

                     COMPLAINT FOR BREACH OF FIDUCIARY DUTY

     38. The shareholders have been denied the fair process and arm's-length negotiated terms to which they are entitled in a sale of their Company. The officers and directors are obligated to maximize shareholder value, not structure a preferential deal for themselves.

     39. The director defendants are obligated to maximize the value of BRG to its shareholders. The Class members are being deprived of their right to a fair and unbiased process to sell the Company, and the opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.

     40. By reason of their positions with BRG, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of BRG, and especially the true value and expected increased future value of BRG and its assets, which they have not disclosed to BRG's public stockholders, including, but not limited to, BRG's third quarter 2000 results, which Peth and other defendants have access to. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of BRG's public shareholders.

     41. The Board members and advisors identified herein have irremediable positions of conflict and cannot be expected to act in the best interest of BRG's public stockholders in connection with this proposed Acquisition, as they are beholden to Peth, McNay and Tuttle.

     42. The proposed MBO is wrongful, unfair and harmful to BRG's public stockholders, and represents an effort by Peth to aggrandize his own financial position and interests at the expense of and to the detriment of Class members. The Acquisition is an attempt to deny plaintiff and the other members of the Class their right to share proportionately in the true value of BRG's valuable assets, and future growth in profits and earnings, while usurping the same for the benefit of Peth on unfair and inadequate terms.

     43. As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of BRG's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

                     COMPLAINT FOR BREACH OF FIDUCIARY DUTY

     44. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require,

                o Undertake an appropriate evaluation of BRG's worth as an acquisition candidate.

                o Act independently so that the interests of BRG's public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

                o Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of BRG's public stockholders.

                o If an acquisition transaction is to go forward, require that it be approved by a majority of BRG's minority stockholders and require that BRG's third quarter 2000 results be revealed to the shareholders.

     45. Peth designed the Acquisition in a manner which best serves his interests in order to secure for himself personal benefits which will not be shared equally by Plaintiff and the Class.

     46. The Individual Defendants have also approved the Acquisition so that it transfers 100% of BRG's revenues and profits to BRG and Peth, and thus all of BRG's operations will now accrue to the personal benefit of Peth. By contrast, plaintiff and the Class will be frozen out of all of these revenues, earnings and profits.

                                 CAUSE OF ACTION

                      Claim for Breach of Fiduciary Duties

     47. Plaintiff repeats and realleges each allegation set forth herein.

     48. The defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of BRG and have acted to put their personal interests ahead of the interests of BRG shareholders.

     49. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in BRG.

     50. The Individual Defendants have violated their fiduciary duties by entering into a transaction with BRG without regard to the fairness of the transaction to BRG shareholders.

                     COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Defendant BRG directly breached and/or aided and abetted the other defendants' breaches of fiduciary duties owed to plaintiff and the other holders of BRG stock.

     51. As demonstrated by the allegations above, the defendant directors failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of BRG because, among other reasons

                (a) they failed to take steps to maximize the value of BRG to its public shareholders and they took steps to avoid competitive bidding, to cap the price of BRG's stock and to give the Individual Defendants an unfair advantage, by, among other things, failing to solicit other potential acquirors or alternative transactions,

                (b) they failed to properly value BRG, and

                (c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors' own interrelationships, or connections with the Acquisition.

     52. Because the Individual Defendants dominate and control the business and corporate affairs of BRG, and are in possession of private corporate information concerning BRG's assets (including BRG's third quarter 2000 results) businesses and future prospects, there exists an unbalance and disparity of knowledge and economic power between them and the public shareholders of BRG which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

     53. By reason of the foregoing at its practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

     54. As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably damaged in that they have not and will not receive their fair portion of the value of BRG's assets and business.

     55. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of BRG's valuable assets and business, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

                     COMPLAINT FOR BREACH OF FIDUCIARY DUTY

     56. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

     57. Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members for the Class, will not engage in arm's-length negotiations on the Acquisition terms, and will not supply to BRG's minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition all to the irreparable harm of the members of the Class

     58. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

                               PRAYER FOR RELIEF

     WHEREFORE, plaintiff demands preliminary and permanent relief, including injunctive relief in his favor and in favor of the Class and against defendants as follows:

        A. Declaring that this action is properly maintainable as a class action,

        B. Declaring and decreeing that the Acquisition agreement was entered into in breach of the juduciary duties of the defendants and is therefore unlawful and unenforceable,

        C. Enjoining defendants, their agents, counsel, employees and all persons action in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure of process that is free from conflicts of interest:

        D. Directing the individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of BRG's shareholders until the process for the sale or auction of the Company is completed.

        E. Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof.

        F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts fees; and

                     COMPLAINT FOR BREACH OF FIDUCIARY DUTY

        G. Granting such other and further relief, including equitable relief, as this Court may deem just and proper.


                                  JURY DEMAND

        Plaintiff demands a trial by jury.

DATED July 10, 2000                             MILBERG WEISS BERSHAD
                                                 HYNES & LERACH LLP
                                                WILLIAM S. LERACH
                                                DARREN J. ROBBINS




                                                /s/ Darren J. Robbins
                                                ------------------------
                                                    Darren J. Robbins


                                                600 West Broadway, Suite 1800
                                                San Diego, CA  92101
                                                Telephone:  619- 231-1058

                                                CAULEY & GELLER, LLP
                                                PAUL J. GELLER
                                                One Boca Place, Suite 421A
                                                2255 Glades Road
                                                Boca Raton, FL  33431
                                                Telephone:  561-750-3000

                                                Attorneys for Plaintiff

                     COMPLAINT FOR BREACH OF FIDUCIARY DUTY